Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 (File No. 333-____) of our report dated March 31, 2025, relating to the consolidated financial statements of Cocrystal Pharma, Inc. as of and for the years ending December 31, 2024 and 2023 (which report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern) included in Cocrystal Pharma, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission. We also consent to the reference to our firm under the caption “Experts” in such Registration Statement and related Prospectus.

/s/Weinberg & Company, P.A.

Los Angeles, California

September 19, 2025